

Mail Stop 3561

July 24, 2017

Sidney Xuande Huang
Chief Financial Officer
JD.com Inc.
20th Floor Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
The People's Republic of China

  Re: **JD.com Inc.**
     Form 20-F for the Fiscal Year Ended December 31, 2016
     Response Dated July 12, 2017
     File No. 1-36450

Dear Mr. Huang:

  We have reviewed your July 12, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2017 letter.

v. Other investments, page F-23

1. We read your response to comment 2. We are still not clear on the nature of investments included in the other investment line item. Please advise. Additionally, please tell us in detail if the investments in various financial products with various interest rates or the principal nonguaranteed financial products qualify as derivatives. Refer to ASC 815-10-15-83. We also note your disclosure on page 37, that you use alternative pricing sources in your estimation of fair value of other investments. Please clarify, what you mean by alternative pricing sources.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Z. Julie Gao, Partner, Skadden, Arps, Slate, Meagher & Flom LLP